[AT&T Inc. Letterhead]

Wayne A. Wirtz

Associate General Counsel

Legal Department

175 E. Houston, Room 205

San Antonio, Texas 78205

(210) 351-3736

January 31, 2008

By facsimile to (202) 772-9205

Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	AT&T Inc.
Definitive Schedule 14A
Filed March 22, 2007
File No. 1-08610

Dear Ms. Krebs:

We are pleased to respond to the comment of the Staff, dated January 18, 2008. We have repeated your comment below, followed by our response.

Compensation Discussion and Analysis, page 32

Short-Term Incentives, page 33

1.

We have considered your response to comment six in our letter dated September 27, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target would not be material or would cause you competitive harm. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business, each performance target and your compensation policies and decisions for each named executive officer.

We grant short and long term incentive awards, and we have also granted special long term incentive awards to certain executives in connection with certain significant transactions. Payouts under these awards are tied to the achievement of financial and operational performance targets, which are established when the awards are granted. As disclosed in our 2007 proxy statement, the performance targets were net income, free cash flow, customer satisfaction and churn (weighted 50%, 30%, 10% and 10%, respectively) for 2006 short term awards and return on invested capital (“ROIC”) and total stockholder return for 2006-2008 long term awards. The churn target for short term awards consists of regional wireline access line churn and regional wireline broadband churn (weighted 80% and 20%, respectively). The performance targets for the special long term awards were tied to the anticipated benefits of the relevant transactions. We disclosed the net income and free cash flow targets for the short term awards in the 2007 proxy statement, representing 80% of the total award target. We also disclosed the total stockholder return targets for the long term awards. However, we did not disclose the customer satisfaction, customer churn or ROIC targets or the performance targets for the special long term awards, nor do we believe, for the reasons discussed below, that we should be required to do so.

Materiality

Of the performance measures for the short term awards granted in 2006, customer satisfaction, regional wireline access line churn and regional wireline broadband churn represented 10%, 8% and 2% of the total award, respectively. We do not believe that factors of this magnitude are material or that this level of detail provides meaningful information to stockholders. Furthermore, the non-materiality of these performance measures is even more clear where, as here, the bulk of the performance measures (80% in this case) is disclosed.

Competitive Harm

We are permitted to exclude from disclosure each of the performance measures that we omitted based on the fact that disclosing them would cause competitive harm. In the case of customer satisfaction and churn measures, this competitive harm is in addition to the immateriality discussed above.

Customer Satisfaction

AT&T operates in a highly competitive industry. In order to ensure that AT&T remains an effective competitor, we collect and analyze customer satisfaction data to monitor customer satisfaction levels, assess customer service, analyze industry and competitive trends and identify areas of competitive strength and weakness in our business. This analysis in turn assists us in allocating resources and focusing management attention, marketing efforts and strategic initiatives in an appropriate manner. We do not publicly disclose any customer satisfaction data, nor, to our knowledge, do any of our competitors. Although industry analysts develop and publish their own customer satisfaction measures, they are not based on data provided by us or, to our knowledge, any of our competitors.

Disclosure of customer satisfaction performance targets would give our competitors information about our customer satisfaction levels, trends, expectations and areas of vulnerability. This would allow our competitors to identify and exploit our vulnerabilities, such as by focusing their marketing efforts and strategic initiatives on particular products, services, business units or regions where our customer satisfaction levels are below target levels. For example, it is entirely feasible to expect that significant changes in absolute numbers or trends in customer satisfaction could be the basis of specific advertising or promotions by competitors to the detriment of AT&T and its stockholders. Moreover, in the event that we did not achieve a particular target, competitors could use that information in a misleading manner in competing against us. For example, we could fall below an aggressive satisfaction target but still achieve a higher customer satisfaction level than a competitor. The competitor could advertise that AT&T did not meet its own standards for customer satisfaction while remaining silent on the competitors own customer satisfaction level.

Public disclosure of customer satisfaction performance targets could cause us to lose our competitive advantages over, and to lose customers to, our competitors, and put us in the fundamentally unfair position of having to disclose to competitor’s commercially sensitive information that they would not be required to disclose to us.

Regional Wireline Churn

We face intense competition in our wireline business, from other wireline companies, cable companies and (as a result of technology substitution) from wireless companies. Moreover, while it is customary to disclose selected wireless churn data, it has not been customary to disclose any wireline churn data, and neither we nor, to our knowledge, our competitors disclose such data.

We publicly disclose both total access lines and net access line changes and total broadband connections and broadband connection changes. However, we do not publicly disclose access line churn or broadband churn. Churn is calculated by dividing the number of disconnections during a given period by the number of connections at the beginning of the period. It thus focuses only on disconnections and not any offset created by new connections. Net access line and broadband connection changes reflect the difference between the number of access lines and broadband connections at the beginning and the end of a given period, but they do not indicate the gross number of lost connections (which represent “churn”) or new lines or connections. For example, if there are 1,000,000 lines at the beginning of a period, 200,000 of which are disconnected during the period, and 100,000 new lines are added, the total number of lines at the end of the period would be 900,000 and the net change would be -100,000, but it would not be possible to determine solely on the basis of the net change number how many existing customer were lost (200,000) or how many new customers were gained (100,000) during the period. However, if churn is disclosed, it is possible to calculate the gross number of lost customers and new customers, which would result in competitive harm to us.

Public disclosure of regional wireline churn data would allow our competitors to determine the number of existing access lines and broadband connections that are lost, as well as the number of new customers that are added. This would allow our competitors to determine how effective we have been in retaining customers as well as attracting new customers and more specifically to assess the effectiveness of our pricing, retention efforts, advertising and promotions and to tailor their marketing efforts and strategic initiatives accordingly. For example, if we disclosed high access line churn for a period in which the net change in access lines was insignificant, our competitors would be able to determine that we were losing a significant number of existing customers but attracting a roughly equal number of new ones, which would in turn suggest that our customer retention efforts were relatively weak while our marketing efforts were relatively strong.

As is the case with customer satisfaction, public disclosure of regional wireline churn performance targets could cause us to lose our competitive advantages over, and to lose customers to, our competitors, and put us in the fundamentally unfair position of having to disclose to competitor’s commercially sensitive information that they would not be required to disclose to us.

Return On Invested Capital

We use return on invested capital (“ROIC”) as a performance target for long term awards. ROIC is calculated by averaging over the three-year performance period of the long term awards (1) our annual net income before extraordinary items plus after-tax interest expense, divided by (2) the total of the average debt and average stockholder equity for the relevant year, excluding the dilutive impacts of intangible amortization, asset write-offs, and accelerated depreciation resulting from mergers over $5 billion. We have disclosed historical ROIC results, but we do not publicly disclose ROIC projections or ROIC performance targets because of the competitive harm that would cause us.

Public disclosure of ROIC performance targets would give our competitors financial and strategic information not otherwise available from our publicly disclosed forward looking financial information. Our publicly disclosed forward looking financial information is typically presented in terms of estimates or ranges rather than specific amounts, and, to the extent that the information extends beyond the following fiscal year, it typically reflects direction or general magnitude rather than specific guidance. However, public disclosure of ROIC performance targets as established at the beginning of a three-year performance period would give competitors more specific information about our projected financial position at the end of that three-year period. This would give our competitors insight into our direction on pricing and deployment of capital intensive services and offerings, and may provide them advance warning on major company movements. For example, if we disclosed a ROIC target for a particular period that reflected an increase over the targets disclosed for prior periods, it may signal to our competitors that we were planning an expansion of capacity through an investment in our network, which would allow our competitors to react for more quickly.

Although we have disclosed historical ROIC results, public disclosure at the end of the three-year performance period of the ROIC performance targets for that period could similarly provide our competitors with advance warning on major company movements. For example, if we did not achieve a previously disclosed ROIC target that reflected an increase over the targets disclosed for prior periods, it may still signal that we were planning a significant transaction, but that the timing had shifted. Competitors would then know that they may be under a tighter time horizon for action than they had originally anticipated and hasten to take measures that would interfere with our plans.

Anticipated Benefits Of Acquisitions

In 2005, in connection the acquisition of AT&T Wireless by a joint venture then owned by AT&T and BellSouth, the Committee granted Mr. Whitacre a long term incentive award tied to the anticipated benefits of the acquisition. Payout under the award was based on whether AT&T’s share of the cumulative pre-tax income of what was then Cingular Wireless for the 2005-2006 performance period met or exceeded the projections upon which the AT&T Board voted to proceed with the acquisition. Similarly, in 2005, in connection with the acquisition of AT&T Corp. by AT&T, the Committee granted Mr. Whitacre and Mr. Ellis long term incentive awards tied to the anticipated benefits of the acquisition. Payout under the awards is based on whether the cumulative pre-tax income of our wireline and parent operations for the 2006-2007 performance period meet or exceed the projections by the AT&T Board in approving the acquisition.

We believe that disclosure of these targets prior to completion of the performance period would cause competitive harm to us. Going forward, however, we are prepared to disclose the targets for acquisition-related awards after completion of the performance period. For example, in our 2008 proxy statement we would disclose the 2006-2007 targets for the AT&T Corp. acquisition awards.

While we have publicly disclosed anticipated merger synergies, the performance targets discussed above relate to specific pre-tax income figures company-wide or by business unit. As noted above, our public forward looking financial information is not that specific. We believe competitive harm would result by disclosing income guidance prior to completion of the performance period. Public disclosure of this information would allow our competitors to determine how AT&T expects its overall business or, even more troubling, one or more of its specific business units to perform and could give them advantages in pricing strategies or bidding on acquisitions.

If you have any questions, please call me.

Sincerely,

/s/ Wayne A. Wirtz